8x8, Inc.
675 Creekside Way
Campbell, CA 95008

January 5, 2022

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: 8x8, Inc. – Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-262005)

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), 8x8, Inc. (the “Registrant”) hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal, effective as of the date of this application or as soon as practicable thereafter, of the Registrant’s above-captioned registration statement, together with all exhibits thereto (the “Registration Statement”) filed by the Registrant on January 4, 2022.

The Registrant is a well-known seasoned issuer and checked the box on the Registration Statement that it was to become automatically effective; however, the Registration Statement was inadvertently filed by the Company using the filing code “S-3” rather than “S-3ASR.”

The Registrant confirms that no securities have been offered or sold under the Registration Statement, and thus the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Registrant intends to file a new registration statement on Form S-3ASR, containing an identical form of Prospectus, on the date hereof.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Registrant understands, however, that in accordance with Rule 457(p) promulgated under the Securities Act, that the amount of the filing fee associated with Registration Statement No. 333-262005 may be offset against the total filing fee due for a subsequent registration statement or registration statements filed by the Registrant.

Should you have any questions regarding the foregoing application for withdrawal of the Registration Statement, please contact Thomas J. Ivey of Skadden, Arps, Slate, Meagher & Flom LLP at 650-470-4522. Thank you.

Sincerely,

/s/ Matthew Zinn

Matthew Zinn
Chief Legal Officer

cc: Thomas J. Ivey
Skadden, Arps, Slate, Meagher & Flom LLP